SCHEDULE 13G         Page 1 of 4
Filing for 1997

SUPRREME INUSTRIES, INC.
Cusip # 868607102
AMENDMENT NO. 1


SUPREME INDUSTRIES, INC.
Cusip Number   868607102        Page 2 of 4


1.NAME OF REPORTING PERSON
S.S.  or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wilen Management Company,Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)**

3.SEC USE ONLY

4.CITIZIN OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING
PERSON WITH:

5.  SOLE VOTING POWER
657,453 Shares

6.  SHARED VOTING POWER
NONE

7.  SOLE DISPOSITIVE POWER
657,453 Shares

8.  SHARES DISPOSTIVE POWER
NONE

9.AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH PERSON

657,453 Shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

N/A

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.4%

12.TYPE OF REPORTING PERSON*

IA


SUPREME INDUSTRIES, INC.
Cusip Number   868607102        Page 3 of 4


Item 1.   Security and Issuer:

This statement relates to the common stock of Supreme Industries, Inc. ("The Issuer") 65140 U.S. 33 East, P.O. Box 237, Goshen, Indiana 46528.

Item 2.   Identity and Background:

(a)Name of Person Filing: Wilen Management Company, Inc.

(b)Address of Principal Business Office:
2360 West Joppa Road, Suite 226
Lutherville, MD  21093

(c)Citizenship or Place of Organization:   Maryland

(d)Title of Class of Securities:  Common Stock Class "A"

(e)CUSIP Number:  868607102


Item 3.:

The Entity Filing is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership:

(a)Amount Beneficially Owned:  657,453 shares

(b)Percent of class:  7.4%

(c)Number of Shares as to which such entity has:
(i)Sole power to vote or to direct the vote:  657,453 shares
(ii)Shared power to vote or to direct the vote:  None
(iii)Sole power to dispose or to direct the disposition of: 657,453 shares.
(iv)shared power to dispose or to direct the disposition of:  None


Item 5.  Ownership of Five Percent or Less of a Class of Securities:
Not Applicable



SUPREME INDUSTRIES, INC.
Cusip Number   868607102        Page 4 of 4



Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of Subsidiaries which acquired the security being reported on by the Parent Holding Company:

Not Applicable

Item 8.    Identification and Classification of Members of the Group:

Not Applicable

Item 9.    Notice of Dissolution of Group:

Not Applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this  23rd day of February, 1998.

_________________________________
Signature


James Wilen, President
Wilen Management Company, Inc.